DISSIDENT PROXY CIRCULAR

THIS IS A SOLICITATION OF PROXIES

BY

PAN ATLANTIC BANK AND TRUST LTD.

THIS SOLICITATION IS FOR THE ELECTION OF
A NEW BOARD OF DIRECTORS
FOR
ARIZONA STAR RESOURCE CORP.

IF YOU ARE A BENEFICIAL SHAREHOLDER
AND WOULD LIKE TO SUBMIT THE PINK PROXY ATTACHED, PLEASE
CONTACT YOUR INTERMEDIARY TO ENSURE A PROPER INSTRUMENT OF
PROXY IS SUBMITTED ON YOUR BEHALF

An Open Letter to the Shareholders of Arizona Star Resource Corp.

from Albert D. Friedberg

Dear Fellow Shareholder:

At our Company’s shareholders meeting convened on November 3, 2004 in Vancouver, my right to vote the 12.1 million shares held by my family’s private bank, Pan Atlantic Bank and Trust Ltd., was refused by the Chairman of the meeting. No reason was given, but it was clear that the current Board and management of the Company wanted to prevent me from nominating and voting for a new Board of Directors for Arizona Star. In the past three weeks rumours and misconceptions have been propagated concerning my actions at the meeting. I would therefore like to set out the reasons for wanting a new Board for the Company.

My opposition to the current Board has developed over a number of years and has been made very clear to the current management. I have been a Company shareholder for more than four years and during that time I have become increasingly uncomfortable with the Board’s lack of independence from Bema Gold Corporation and its lack of effective corporate governance procedures. In June, I commenced legal action against the Company for its unwarranted grant of options to individuals, some of whom have very little connection to the Company and whose principal allegiance appears to be to Bema Gold. Two days before the November 3 annual meeting, I attempted to meet with Mr. Clive Johnson, who serves both as Arizona Star’s Chairman and Bema Gold’s President, to work out a reasonable compromise which in my mind could have included the structuring of a new, more independent Board consisting of some of the current Bema nominees and new, independent nominees. Mr. Johnson refused to meet with me and instead revoked my holding company’s right to vote its shares, the most basic right of a shareholder.

Why do I want a more independent Board for Arizona Star?

First, and foremost, the Company owns 25% of what is probably the best undeveloped gold/copper deposit in the world and this fact is not fully reflected in our share price. Our shares are currently trading for much less than our share of the net asset value of Cerro Casale, as presented by Bema management at our own annual meeting. Most other gold companies are trading at a premium to their net asset value. In my opinion, the most important reason for this valuation shortfall is the fact that the Company management is part-time, with its attentions directed primarily to the well being of Bema Gold. Although Bema owns less of Cerro Casale than the Company, Bema is listed in London, New York and Toronto. Arizona Star is listed only on the TSX Venture Exchange, clearly an afterthought. The Company is not covered by any brokerage mining analysts, whereas Bema is covered by nearly all the major houses. Bema has its own website and publishes a considerable amount of shareholder information such as a 40-F (for the U.S.) and an Annual Information Form (AIF) here in Canada. Arizona Star provides almost no information to the investing public, and does not even publish an AIF, which makes it impossible to do a bought deal financing or get listed on the TSX. It is ridiculous for a company with our market capitalization not to publish an AIF, not to be listed on the TSX and not to have its own website. As shareholders, we are all paying for this neglect. Current management is proud of the fact they are running the Company for practically nothing. In my opinion, you get what you pay for.

A second reason for wanting a more independent Board is to ensure that future decisions on how to finance our share of Cerro Casale are made with a view toward maximizing shareholder value for the Company. As things now stand, these decisions will be made by people whose primary focus is Bema Gold. How is shareholder value to be maximized? By minimizing dilution. Before we finance the Company we have to make sure our share price reflects the value of Cerro Casale. In my judgment, Bema Gold has substantially diluted its own shareholder value by indiscriminate share issuances and option grants at unrealistically low prices. The liquidity of our shares, our public disclosure record and corporate governance procedures have to be strong enough to attract institutional investor support. We also have to minimize the earnings dilution that could accompany gold hedging. I have been in the commodities trading business all my life and I am very concerned that we not enter into hedge agreements that will undercut the value of our shares. I am also concerned that Bema Gold is more focused on the number of ounces produced than the profitability of those ounces and this may give rise to a development and financing strategy for Cerro Casale that does not maximize its value to Arizona Star’s shareholders.

I would be the first to admit that Clive Johnson and his team have done a wonderful job of finding and developing one of the world’s great gold/copper deposits and for this they deserve full credit. My concern, now, is to ensure future decisions of the Arizona Star Board take into account the interests of the Arizona Star shareholders.

I urge you to use the enclosed pink proxy form and join me in voting for a new independent Board of Directors for our Company that will first and foremost serve the interests of Arizona Star.

Respectfully submitted,

Signed:  “Albert D. Friedberg”

DISSIDENT PROXY CIRCULAR

IN CONNECTION WITH THE SOLICITATION OF PROXIES
BY AND ON BEHALF OF
PAN ATLANTIC BANK AND TRUST LTD.
(“PAN ATLANTIC”)

FOR THE ELECTION OF PAN ATLANTIC NOMINEES
TO THE BOARD OF DIRECTORS OF

ARIZONA STAR RESOURCE CORP.

(the “Company”)

AT THE ANNUAL GENERAL MEETING
OF HOLDERS OF COMMON SHARES OF THE COMPANY
TO BE RECONVENED ON THURSDAY, DECEMBER 16, 2004

THIS PROXY CIRCULAR SOLICITS PROXIES OPPOSED TO MANAGEMENT OF
THE COMPANY. IF YOU HAVE ALREADY SUBMITTED MANAGEMENT’S PROXY,
YOU STILL HAVE THE RIGHT TO CHANGE YOUR VOTE BY COMPLETING AND
SUBMITTING THE ENCLOSED PINK PROXY. THIS ACTION WILL NULLIFY ALL
PREVIOUS PROXIES SUBMITTED.

November 26, 2004

For assistance in completing or returning
the enclosed PINK PROXY, please contact:

CIBC MELLON TRUST COMPANY
1066 West Hastings Street
Suite 1600
Vancouver, BC V6E 3X1
Attention: Ms. Leslie MacFarlane
Proxy Department
Tel: (604) 891 3008
Fax: (604) 688 4301

SOLICITATION OF PROXIES

This Dissident Proxy Circular is furnished in connection with the solicitation of proxies by Pan Atlantic for use at the annual general meeting (the “Meeting”) of the holders of common shares of the Company (the “Shareholders”), that was convened and adjourned on November 3, 2004 and will be reconvened on December 16, 2004, to be held at the Georgia A Room at the Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia, at 11:00 a.m. (Vancouver time), or any adjournment thereof. This solicitation of proxies by Pan Atlantic is being conducted by mail, personal contact, telephone, and other electronic means of communication. CIBC Mellon Trust Company has been engaged by Pan Atlantic to provide administrative services in connection with the mailing to Shareholders of this Dissident Proxy Circular and the handling of proxies solicited by Pan Atlantic. Pan Atlantic will pay the costs of this solicitation, and will not seek reimbursement from the Company for such costs.

This Dissident Proxy Circular solicits proxies on behalf of Pan Atlantic and not on behalf of management of the Company. Your vote is important to the future of your investment in the Company. If after reading this Dissident Proxy Circular you agree that changes are necessary in the management of the Company, please sign, date and fax back your proxy to the number indicated on the pink form of proxy. You may do this without specifically revoking any previously executed proxy in support of management, as submitting a new proxy form automatically revokes an earlier one. See section entitled “Proxy Instructions” for detailed instructions.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. Please note that if you hold your shares through a broker, investment dealer, financial institution or other intermediary, you must contact that intermediary to ensure that a proper instrument of proxy is submitted on your behalf. The practices and requirements of intermediaries may vary, so please contact your particular broker, dealer, financial institution or other intermediary as soon as possible to ensure that the proper documentation is completed and submitted on your behalf in order for your proxy to be effective.

By choosing to send these materials to you directly, Pan Atlantic (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

No person is authorized to give information or to make any representation on behalf of Pan Atlantic with respect to the matters set forth herein other than as set out this Dissident Proxy Circular.

PROXY INSTRUCTIONS

Instructions to Shareholders

If you are a Shareholder, you should follow the procedure set out in the attached pink form of proxy, and as set out below.

As a Shareholder, you will have received a white proxy form with the Supplemental Information Booklet to the Management Information Circular dated November 19, 2004 (the “Management Information Circular”).

You will also have received a second, PINK PROXY FORM with this Dissident Proxy Circular. Even if you have already submitted the proxy form which accompanied the Management Information Circular or any supplements thereto, you may submit the pink proxy form enclosed with this Dissident Proxy Circular. You will thereby automatically revoke any proxy which you have previously submitted for the Meeting.

If you are a registered Shareholder and would like to appoint Pan Atlantic as your proxyholder, and vote for Pan Atlantic’s nominees as directors, and support Pan Atlantic’s plans for enhancing shareholder value, you should do the following:

1.

complete the pink proxy form enclosed with this Dissident Proxy Circular by marking “FOR” with respect to the election of directors;

2.

sign and date the pink proxy form in accordance with the instructions attached to the pink proxy form; and

3.

to ensure that your proxy is received in time, please fax the proxy to CIBC Mellon Trust Company at the number indicated on the pink proxy form. The proxy form must be received by CIBC Mellon Trust Company no later than 4:00 pm (Pacific standard time), Monday, December 13, 2004.

The common shares represented by a proxy form solicited by or on behalf of Pan Atlantic will be voted in accordance with the instructions specified in the proxy.

If you are a beneficial or non-registered Shareholder, please see the section below entitled “Notice to Beneficial or Non-Registered Holders of Common Shares”.

Voting of Shares and Exercise of Discretion by Proxyholder

The common shares of the Company represented by proxy will be voted or withheld from voting by the proxyholder in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the common shares will be voted accordingly.

In the absence of such specification, the proxy will be voted FOR the election as directors of the Company those Pan Atlantic nominees set forth in the pink form of proxy.

If any amendments or variations to the matters identified in the Management Information Circular and related Notice of Meeting and any supplements thereto are proposed at the Meeting, or if any other matters should properly come before the Meeting, the enclosed pink proxy form confers discretionary authority on the person or persons named in the proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person or persons. Pan Atlantic is not currently aware of any such amendments or variations of any such other matters that may come before the Meeting.

Appointment of Proxyholder

The individuals named in the accompanying pink form of proxy are Enrique Fenig and Rudi Fronk. A Shareholder has the right to appoint a person or company, other than these individuals, to represent him or her at the Meeting and may exercise this right by striking out Messrs. Fenig's and Fronk's names and inserting such person or company’s name in the blank space provided in the pink form of proxy.

Shareholders should carefully complete and sign their proxies in accordance with the instructions on the proxy to ensure that their proxies can be used at the Meeting or any adjournment thereof.

Revocation of Proxies

Proxies received by Pan Atlantic will be delivered to the Company or its agent in time for use at the Meeting. A Shareholder may revoke a proxy by:

(a)

completing, signing, and returning a proxy bearing a later date and depositing it as described herein;

(b)

delivering an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation:

(i)

to the Company’s registered office at Suite 3350, 1055 Dunsmuir Street, Vancouver British Columbia, V7X 1J1 at any time up to and including, the last business day preceding the date of the Meeting, or if adjourned, any further reconvening thereof; or

(ii)

with the Chairman of the Meeting prior to the Meeting, or if adjourned, any further reconvening thereof; or

(c)

in any other manner permitted by law.

A person duly appointed under an instrument of proxy will be entitled to vote the shares represented thereby, only if the form of proxy is properly completed and delivered in accordance with the requirements set out above under the heading “Appointment of Proxyholder” and such proxy has not been revoked.

Notice to Beneficial or Non-Registered Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders as a substantial number of the Shareholders do not hold common shares of the Company in their own name (“Beneficial Shareholders”). Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of the common shares will be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Shareholder by a broker, then it is not likely that those common shares will be registered under the name of the Shareholder, and likely that they are registered under the name of the Shareholders’ broker or an agent of the broker. In Canada, the vast majority of such common shares are registered under the name of CDS & Co. (the registration name of The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted on the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting common shares for their clients. As such, Beneficial Shareholders should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

In accordance with National Instrument 54-101 – “Communications with Beneficial Owners of Securities of a Reporting Issuer”, Pan Atlantic has distributed copies of this circular and proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders. Applicable regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Each broker and intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by the Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders of the Company. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or its agent) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services (“ADP”). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders, and asks Beneficial Shareholders to return the special proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the common shares to be represented at the Meeting.

A Beneficial Shareholder who receives a proxy form with an ADP sticker cannot use that proxy to vote common shares directly at the Meeting as that proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted. Accordingly, it is strongly suggested that Beneficial Shareholders return their completed proxies, as directed by ADP, well in advance of the meeting.

Although a Beneficial Shareholder may not be recognized directly at the meeting for the purposes of voting common shares registered in the name of their broker or agent of the broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend the meeting and indirectly vote their common shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the proxy form provided to them and return same to their broker or its agent, in accordance with the instructions provided by such broker or agent.

PURPOSE OF SOLICITATION

The purpose of the solicitation of proxies by and on behalf of Pan Atlantic is to replace the current Board of Directors of the Company (the “Board”) with Pan Atlantic’s nominees. The Meeting originally convened on November 3, 2004, has been adjourned and will be reconvened on December 16, 2004.

Mr. Clive Johnson, the Company’s Chairman, was contacted two days prior to the Meeting on November 3, 2004 and invited to discuss Pan Atlantic’s list of director nominees and views on the issues mentioned in this Dissident Proxy Circular. It was Pan Atlantic’s intention that the Board be expanded and that some of the members of Bema Gold’s management team be reappointed to the Board. Mr. Johnson refused to engage in any discussions and expressed his intention to fight Pan Atlantic. At the Meeting on November 3, 2004, the Chairman disallowed Pan Atlantic’s proxy representing approximately 30% of the issued and outstanding shares of the Company and over 70% of all shares represented in person or by proxy at the meeting. Without providing any reasons, the Chairman ruled that the Pan Atlantic form of proxy was invalid. Pan Atlantic is currently disputing the actions of the Chairman of the meeting. Mr. Fenig was the appointed proxyholder of Pan Atlantic’s shares at the November 3, 2004 meeting. It should be noted that Mr. Fenig also held a proxy for an additional 11% of the shares of the Company.

Subsequent to the November 3, 2004 meeting, Henry Fenig contacted Mr. Clive Johnson on more than one occasion. On November 23, 2004, a meeting was finally held in Toronto between Albert D. Friedberg, Henry Fenig and Clive Johnson. On November 24th a written Compromise Proposal was presented on Pan Atlantic's behalf to Mr. Johnson, at Mr. Johnson's request. Mr. Johnson indicated he required a day to consult with his associates and confirmed he would respond to the Proposal the following day, November 25th.

At the time of printing of this Circular, Pan Atlantic still had not received an acceptable response to its Compromise Proposal. Despite Pan Atlantic's best effects to resolve differences with Bema's representatives on the Arizona Star Board, no settlement appears to be at hand. It has therefore become necessary for Pan Atlantic to proceed, albeit reluctantly, with the mailing of this Dissident Proxy Circular and the commencement of formal legal proceedings in British Columbia Supreme Court to set aside the results of the November 3, 2004 shareholders' meeting.

Why does Pan Atlantic want to change the Board at this time ?

We have philosophical differences with present management. We believe that shareholder value is best maximized by minimizing shareholder dilution. By minimizing dilution we mean obtaining the best possible price for the Company’s shares prior to financing and avoiding poor hedging strategies that cap future returns from Cerro Casale. Among the initiatives required are better corporate disclosure to the investment community, coverage by analysts, listings on major exchanges to improve liquidity and involvement by senior management in a serious investor relations program. Current management has failed to accomplish any of these initiatives because of their focus on Bema Gold and because they are essentially part-time employees of the Company.

The strategy evidently being pursued by Bema Gold consists of massive shareholder dilution, enormous grants of options enabling employees and Bema insiders to offset this dilution, and a rapid build-up in production without due regard for maximizing profit margins. The numbers speak for themselves. At the end of 2001, Bema Gold had 223.3 million shares outstanding, fully diluted. Recently, the number has reached 456.1 million shares, a 104% dilution in less than three years. Bema Gold now has more options and warrants outstanding (46.2 million) than Arizona Star has shares, fully diluted (41.7 million).

In our opinion, Bema Gold has diluted its shareholders interest in Cerro Casale, perhaps the world’s best undeveloped gold/copper project, to pursue less attractive and riskier adventures elsewhere. Consider that the Cerro Casale property, at current values, today represents only approximately $1.10 per share of Bema Gold (compared with its present share value of $4.25) but represents $12.41 per share of Arizona Star (compared to its current share price of $5.50).

While we commend Bema on its work through the development stage and the initial agreements with Placer Dome, going forward, some very important decisions must be made for the proper development of the mine. These decisions will impact directly and for a very long time the Company share values. We believe that it is proper for these decisions to be made by an Arizona Star Board that is independent of Bema, appointed by the Company shareholders’ and for the benefit of the Company shareholders’.

Self-Interest of Current Board

Pan Atlantic has commenced legal proceedings against the current Board of directors for its issuing of a large number (825,000) of additional stock options to directors and officers of the Company as well as to employees of Bema. Pan Atlantic’s nominee on the Board, Mr. Henry Fenig, declined the 75,000 options granted to him on the basis that the options were excessive and dilutive of shareholders’ interests. As of this date, the Company’s other directors have yet to renounce those options.

-

8 –

Removal of Bema-Dominated Board of Directors

By Management’s own admission, three of the Company’s current directors, Messrs. Richer, Johnson and Rayment, are officers and/or directors of Bema Gold and are therefore not independent of Bema. We dispute Management’s characterization of a fourth director, Mr. Steve Kay as being a “fully independent” director of the Company and, as much, being qualified to give shareholders “independent” advice on issues relating to Bema's influence over Arizona Star shareholders. Mr. Kay is a director and insider of both Consolidated Puma Minerals Corp. and Victoria Resource Corporation, which are, respectively, 55% and 33% controlled affiliates of Bema Gold, according to a recent filing made by the Company. In Pan Atlantic’s view, at least four of the Arizona Star’s six current directors cannot be said to be independent of Bema Gold. It is Pan Atlantic’s intention to elect a new Board of Directors for the Company that will be well and truly independent from Bema Gold.

Does Pan Atlantic intend to stop development of the mine?

Absolutely not. The only criterion for when and how to finance and construct a mine at Cerro Casale should be maximizing its long-term value to the Company shareholders. We believe that the value of Cerro Casale can be realized now in our share price by communicating effectively with the investor community. We oppose a strategy of early development at any cost just to satisfy Bema Gold’s stated corporate production targets.

Note that what matters for a gold mining stock is the amount of reserves behind each share, the price of gold, the feasibility of production and a good flow of information to the public. The Company meets the first three of these conditions, but has failed with respect to the fourth.

Is Pan Atlantic averse to hedging?

In the past few years we have all read about gold producing companies which have lost substantial amounts of money and market following because of their gold hedging practices. Hedging implies selling the mine's gold production for delivery at some future dates, at market-related prices, determined at the time the hedge contract is entered into. Once the hedge has been established, the hedger will not benefit if the price of gold goes up. In effect, by fixing the selling price now, the Company is capping the profit potential of the mine. The index of unhedged gold shares (HUI) has handily outperformed the TSE Gold Index for the last three years. We would like to preserve the option value of the Company shares by ensuring that any hedging programs preserve maximum exposure to higher gold prices. If we believe that the price of gold will increase substantially over the next few years, why cap profits at today’s gold price?

What about dilution?

The Cerro Casale mine development has been budgeted at US$1.65 billion. Placer Dome is obligated to fund or finance US$1.3 billion. The rest, US$350 million, will have to be contributed by the three corporate partners in proportion to their interest. The Company will have to contribute US$87.5 million for its 25% interest. At current prices and conversion to Canadian dollars, this commitment will require the Company to issue around 19 million shares at

Cdn$5.50 to finance the US$87.5 million. The information distributed by current management at the November 3rd Meeting shows that the Company has a net asset value of around $501 million or about Cdn$12.41 per share. Why sell 19 million shares at $5.50, for example, when the Company shares are worth $12.41 per share? These new shares would represent a dilution of approximately 18% for all existing shareholders.

What will it cost the Company to induce Placer Dome to accelerate development of Cerro Casale now?

In order to induce Placer Dome to proceed now with the development of the mine, the agreement with Placer Dome had to be renegotiated. A recent news release stated that there would be additional compensation to Placer Dome from the Company and Bema but the terms of this compensation were not disclosed. Shareholders of the Company need to know these terms in order to evaluate the true cost of financing Cerro Casale, and there is no valid reason to keep this information hidden from them.

Would new management increase the Company’s Operating expense?

Our intention is not to increase the total compensation paid to directors and management. The Chairman will serve without any compensation. Significant additional expenses will be incurred for appropriate shareholder disclosure, investor communications and new exchange listings. We believe the Company’s shareholders will receive a very substantial return for these new expenditures. The objective of Pan Atlantic is to maximize the value of its 12.2 million common shares in the Company. No other form of compensation is even worth considering.

INFORMATION ABOUT PAN ATLANTIC

Pan Atlantic Bank and Trust Ltd. is a Barbados based bank, registered under the Financial Services Act, 2002, of Barbados and is subject to examination and regulation by the Central Bank of Barbados. It is a wholly-owned subsidiary of FCMI Financial Corporation, an Ontario corporation owned by Albert D. Friedberg and members of his immediate family. Mr. Henry Fenig is Pan Atlantic’s appointee to the Company’s Board. Pan Atlantic owns over 12 million shares of the Company, more than 30% of the Company, which were mostly purchased directly from Bema Gold.

Pan Atlantic is also the largest shareholder in Seabridge Gold Inc. (“Seabridge”), a very well managed company, also listed on the TSX Venture Exchange as well as the American Stock Exchange. Seabridge owns gold properties in North America only, and therefore does not have a potential conflict with the Company. There is no intention to merge or combine the Company and Seabridge, nor will management of Seabridge become management of the Company. We would like, however, to include two of Seabridge’s directors and officers as directors on the Board of the Company. During Pan Atlantic’s four year involvement with Seabridge, we have been very impressed with their commitment to maximizing shareholder value, minimizing shareholder dilution and adherence to the principles of sound corporate governance. As a result, Seabridge common shares have been one of the best performing gold stocks in North America, up by over 1200% since our involvement with the Company.

PAN ATLANTIC’S NOMINEES FOR DIRECTORS

The Board of Director’s presently consists of six (6) directors and the term of office of each of the present directors expires at the Meeting. Accordingly, Pan Atlantic proposes to nominate the individuals set forth below for election at the Meeting as directors of the Company. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia).

The persons named below will be presented for election at the Meeting as Pan Atlantic’s nominees for the Board of Directors, and the persons named in the accompanying pink form of proxy intend to vote FOR the election of these nominees.

The following table sets out the names of the nominees for election as directors, the municipality in which each is ordinarily resident, their present principal occupation and the number of common shares beneficially owned by each, directly or indirectly, or over which they exercise control or direction, as at the date hereof:

Name and Municipality of Residence of Nominee[1]	Present Principal Occupation	Number of common shares of the Company or any of its subsidiaries beneficially owned, directly or indirectly, or controlled
Albert D. Friedberg Toronto, Ontario, Canada	Chairman, President and Director of FCMI Financial Corporation and also of Friedberg Mercantile Group Ltd.	12,242,500[2]
Rudi P. Fronk Toronto, Ontario, Canada	President and CEO of Seabridge Gold Inc.	Nil
James S. Anthony Toronto, Ontario, Canada	President of Suma Investments Inc. and Chairman of Seabridge Gold Inc.	Nil
Paul A. Parisotto Toronto, Ontario, Canada	President, Coniston Investment Corp.	Nil
Thomas C. Dawson Toronto, Ontario, Canada	Corporate Director – see bio for details	1,000

Name and Municipality of Residence of Nominee[1]	Present Principal Occupation	Number of common shares of the Company or any of its subsidiaries beneficially owned, directly or indirectly, or controlled
Enrique (Henry) Fenig[3] Toronto, Ontario, Canada	Chief Financial Officer and Vice President of Friedberg Mercantile Group Ltd.; Executive Vice President and Treasurer of FCMI Financial Corporation	Nil

(1)

None of the nominees has been or is currently a director of the Company except for Mr. Fenig who has been a director since June 26, 2001. His term of office is set to expire at the Meeting.

(2)

Mr. Friedberg and his wife each own 4,400 shares of the Company. In addition, Pan Atlantic, a wholly-owned subsidiary of FCMI Financial Corporation which is owned by Albert D. Friedberg and members of his immediate family, owns 12,233,700 shares of the Company.

(3)

Mr. Fenig is a member of the Company’s Audit Committee. Mr. Fenig has been the Chief Financial Officer and Senior Administrative Officer of Friedberg Mercantile Group (FMG) since 1983. Mr. Fenig has a Bachelor of Arts degree in Economics from Yeshiva College and a Masters of Business Administration degree in International Business and Marketing from Columbia University.

Further background with respect to the new nominees is as follows:

Albert D. Friedberg is the chairman, president and director of FCMI Financial Corporation. Mr. Friedberg is also the founder, president and director of Friedberg Mercantile Group Ltd., a Toronto based investment dealer and futures commission merchant established in 1971. Mr. Friedberg is the portfolio manager for Friedberg Mercantile Group Ltd.’s managed programs trading in derivatives, currencies, fixed income instruments and equities. Since 1971 he has written and published a number of articles on financial and economic matters, as well as a regular publication entitled “Friedberg’s Commodity & Currency Comments” analyzing investment trends and strategies related to commodity and currency markets. Mr. Friedberg has a B.A. in Economics from the John Hopkins University, an M.B.A. in International Banking from Columbia University, and is currently a Ph.D. candidate at the University of Toronto. Prior to starting his firm, Mr. Friedberg worked as a financial analyst with two Toronto-based investment banking firms. He was appointed by the Premier of the Province of Ontario as one of the five members of the Commodity Futures Advisory Board of Ontario; served as Chairman of the Toronto Futures Exchange for three terms.

Rudi P. Fronk, is a mining engineer, who has 20 years experience in the gold business, primarily as a senior officer and director of publicly traded companies. Since October 1999 he has served as a Director, President and CEO of Seabridge Gold Inc., a publicly traded gold company listed on the TSX Venture Exchange and the American Stock Exchange. Prior to Seabridge, Mr. Fronk held senior management positions with Greenstone Resources Ltd., Columbia Resources Inc.,

Behre Dolbear & Company Inc., Riverside Associates Inc., Phibro-Salomon Inc., Amax Inc. and DRX Inc.. Mr. Fronk is a graduate of Columbia University from which he holds a Bachelor of Science in Mining Engineering and a Master of Science in Mineral Economics.

James S. Anthony is a financier and corporate strategist specializing in growth companies. Since 1986 he has served as President of Suma Investments Inc., a private investment company. Prior to that, Mr. Anthony served as a senior policy advisor to a number of cabinet ministers and a premier. He has also advised a number of major corporations on their positioning within their political and financial environments, and has lectured at the Niagara Institute. For the past five years he has served as a Director and Chairman of Seabridge Gold Inc., a publicly traded gold company listed on the TSX Venture Exchange and the American Stock Exchange.

Paul A. Parisotto has over 20 years experience in the securities industry. He is currently the President of Coniston Investment Corp., a firm he formed in 1999 to provide investment banking services for mining companies. Prior to forming Coniston, Mr. Parisotto was a senior vice president and director, Mining Corporate Finance at two Canadian brokerage firms, as well as Manager of New Listings at The Toronto Stock Exchange from 1983 to 1994. Pan Atlantic is proposing Mr. Parisotto be elected as President, and be responsible for all of the day to day activities of the Company, including initiating an effective investor relations program, as well as financing the Company when required.

Thomas C. Dawson has been a Chartered Accountant since 1961. He is a retired senior audit and accounting partner with 40 years of experience at Deloitte & Touche LLP, Chartered Accountants. Mr. Dawson received his B.Comm. from Loyola College (now Concordia University), Canada, in 1959. He is a director of WFI Industries Limited, Messina Limited, Energy Split Corp., R Split II Corp., Southern Platinum Corp. and Southern Era Diamonds Inc.

Unless otherwise stated, each of the above named nominees has held the principal occupation or employment indicated for the past five years. The information above, including instructions as to the ownership and control of the common shares of the Company, has been furnished by each of the nominees, respectively. Pan Atlantic has no knowledge of any contracts, arrangements or understandings between any of the above named nominees and any other person pursuant to which the nominees are to be elected.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Please refer to the Management Information Circular, and any supplement thereto, for information regarding voting shares and the principal holders of voting shares of the Company.

The record date for the Meeting, as set out in the Management Information Circular, is September 15, 2004. On the record date Pan Atlantic and its associates and affiliates beneficially owned, directly or indirectly, or exercised control or direction over 12,164,900 million common shares of the Company, or approximately 30% of the outstanding common shares. To the best of the knowledge of Pan Atlantic, there are no other Shareholders who own, directly or indirectly, or exercise control or direction over, common shares carrying more than 10% of the voting rights attached to any class of voting securities of the Company, other than as disclosed herein or in the Management Information Circular and any supplement thereto.

REMUNERATION OF MANAGEMENT AND OTHERS

Please refer to the Management Information Circular and any supplement thereto for information regarding management nominees and remuneration of the Company’s management and directors generally. If our nominees are elected, our intention is not to increase the total compensation paid to management and directors and it is also our intention that the chairman will serve without any compensation.

The proposed new Board of Directors is sensitive to the concerns of shareholders with respect to the grant of stock options to officers, directors, and employees namely that they can prove to be a significant but unreported expense to the Company and they may provide substantial, short-term windfall profits to option recipients due to market conditions unrelated to the Company’s success. Therefore, if elected, the new Board of Directors plans to adopt new policies to make the grant of stock options more accountable and fairer to shareholders. First, the Company will elect to expense all option grants effective immediately. Second, the Company will adopt a vesting policy with respect to officer, director and employee options to ensure that these options are not exercisable unless the Company’s shareholders have achieved significant returns exceeding those of the industry. New option grants will be subject to a two-tier vesting policy with the first test being the attainment of a specific share price, well above the share price at the time the options are issued. Once the share price has met the first test, the Company’s share price performance must exceed the TSX Gold Index by more than 20% over the preceding six months or these options will be cancelled.

INTEREST IN MATERIAL TRANSACTIONS

Other than as disclosed herein, none of Pan Atlantic or any of its proposed nominees for election as directors of the Company, or any associate or affiliate of the foregoing, has or has had any material interest, direct or indirect, in any transaction or proposed transaction involving the Company since the commencement of the Company’s last financial year, or in any proposed transaction, which has materially affected or will materially affect the Company or any of its subsidiaries.

Please refer to the Management Information Circular and any supplements thereto for information regarding insiders of the Company, management nominees and the Company’s management and directors generally.

MANAGEMENT CONTRACTS

To the best of the knowledge of Pan Atlantic, management functions of the Company are not, to any substantial degree, performed by a person or persons other than the directors or senior officers of the Company. For more particulars relating to the Company’s management contracts, please refer to the Management Information Circular and any supplements thereto.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the form of proxy enclosed intend to vote FOR the reappointment of PricewaterhouseCoopers, Chartered Accountants as auditors of the Company and to authorize the directors to fix their remuneration.

OTHER MATTERS

Pan Atlantic knows of no other matters to come before the Meeting other than as set forth in the Management Information Circular and related Notice of Meeting.

ADDITIONAL INFORMATION

Certain information that is not reasonably within the power of Pan Atlantic to ascertain or procure, or which cannot be verified by Pan Atlantic because it is information available only to the management of the Company, has been omitted from this Dissident Proxy Circular. Shareholders are referred to the Management Information Circular and any supplements thereto for such information.

Additional information relating to the Company can be found on the SEDAR website: www.sedar.com. Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

Certain information included in this Dissident Proxy Circular has been derived from, and is based solely upon, publicly available sources. As such, Pan Atlantic assumes no responsibility for such information.

APPROVAL

The contents and sending of this Dissident Proxy Circular have been approved by Pan Atlantic Bank and Trust Ltd.

November 26, 2004

Pan Atlantic Bank and Trust Ltd.

By: “Robert J. Bourque”

Robert J. Bourque

Managing Director